SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                  ------------

                    Under the Securities Exchange Act of 1934
                                (Amendment No.2)*

                                 Sinobiomed Inc.
                              --------------------
                                (Name of Issuer)

                         Common Stock, par value $0.0001
                        --------------------------------
                         (Title of Class of Securities)

                                   82934C 10 2
                                    ---------
                                 (CUSIP Number)

                            Michael T. Shannon, Esq.
                     Devlin Jensen, Barristers & Solicitors
                         555 W. Hastings St., Suite 2550
                        Vancouver, B.C., Canada, V6B 4N5
                                 (604) 684-2550

                                 --------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  March 9, 2007
                                ----------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 Pages

CUSIP NO.: 82934C 10 2                  13D                   Page 2 of 5 Pages

--------------------------------------------------------------------------------
(1) NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Ka Yu
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(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)  |_|
     (See Instructions)                                                (b)  |_|

--------------------------------------------------------------------------------
(3) SEC USE ONLY


--------------------------------------------------------------------------------
(4) SOURCE OF FUNDS (See Intructions)

     OO (See Item 3)
--------------------------------------------------------------------------------
(5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                   |_|
     PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
(6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Canadian
--------------------------------------------------------------------------------

                    (7) SOLE VOTING POWER

                         4,075,000  (1)
Number of           ------------------------------------------------------------
Shares              (8)  SHARED VOTING POWER
Beneficially
Owned by                 3,000,000  (2)
Each                ------------------------------------------------------------
Reporting           (9)  SOLE DISPOSITIVE POWER
Person With
                         4,075,000  (1)
                    ------------------------------------------------------------
                    (10) SHARED DISPOSITIVE POWER

                         3,000,000  (2)
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,075,000
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES (See Instructions)                                      |_|


--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.1%
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------
(1) This figure includes 4,000,000 shares owned directly by Mr. Ka Yu and 75,000 shares underlying stock options which have vested and will vest within 60 days from March 26, 2007. (2) This figure includes 3,000,000 shares owned directly by Mr. Ka Yu's wife, Ms. Hui Wang, of which Mr. Ka Yu is deemed to beneficially own and have shared voting and dispositive power over such shares.

CUSIP NO.: 82934C 10 2                  13D                   Page 3 of 5 Pages


Item 1.   SECURITY AND ISSUER

          The class of equity securities to which this statement relates is common stock, $0.0001 par value per share (the "Common Stock") of Sinobiomed Inc., a corporation organized under the laws of the State of Delaware (the "Issuer"). The Issuer's registered office is Room 3304, BLDG #6, Lane 218, Wu-Zhou Road Zhong-Huang Plaza, Shanghai, China, 200080. The address of the principal executive offices of the Issuer is Lane 4705, No. 58, North Tang Gao Rd., Pudong New Area Shanghai, China 201206.


Item 2.   IDENTITY AND BACKGROUND

          (a) - (c)

          Mr. Ka Yu (age 36) has been the President, CEO, Secretary, Treasurer and Director of the Issuer from October 31, 2006 to March 1, 2007 and was the CFO of the Issuer from Oct. 31, 2006 to December 28, 2006. As of March 1, 2007, Mr. Yu is the Secretary, Treasurer and a Director of the Issuer. In addition, he is currently the Senior Vice President of CY Oriental Holdings Ltd., which is listed on the TSX Venture Exchange. From 1996 to 2001, Mr. Yu was the Managing Director of Powerlot (Pacific) Ltd., a privately owned company, during which he initiated, organized and supervised the business of the company with over 500 staff members. Powerlot is engaged in the business of that company consisted of garment manufacturing, logistics, telecommunications, and international trade with annual revenue exceeding $50 million USD in 2001. Mr. Yu graduated from Shanghai Teacher's University in Shanghai in 1991 with a bachelors of Science.


          (d) - (f)

          During the last five years, Mr. Ka Yu has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, during the last five years, Mr. Yu has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction; and therefore, is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Mr. Ka Yu is citizen of Canada.


Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Mr. Ka Yu, who prior to March 9, 2007 held approximately 80,000,000 shares of common stock post forward stock split, voluntarily surrendered for cancellation 76,000,000 shares. Prior to the closing of the Share Purchase Agreement between the Issuer, Wanxin Bio-Technology Limited ("Wanxin") and the shareholders of Wanxin, which occurred on January 12, 2007, Mr. Ka Yu voluntarily agreed to surrender for cancellation 95% of the shares registered in his name after the Share Purchase Agreement completed and after the Issuer held its shareholders meeting, which occurred on March 1, 2007, in order to encourage the shareholders of Wanxin to complete the Share Purchase Agreement and to allow Mr. Ban-Jun Yang to become the major shareholder of the Issuer. The cancellation of these 76,000,000 shares has reduced Mr. Ka Yu's shareholdings to 4,000,000 post forward stock split shares and has reduced the issued and outstanding shares from 191,000,000 to 115,000,000.


Item 4.   PURPOSE OF TRANSACTION

          Mr. Ka Yu is currently holding the shares for investment purposes. Mr. Ka Yu has no plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

CUSIP NO.: 82934C 10 2                   13D                   Page 4 of 5 Pages


Item 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) Mr. Ka Yu directly owns 4,000,000 post forward stock split shares of Common Stock of the Issuer which represents approximately 3.5% of the outstanding Common Stock of the Issuer, not including vested options owned by Mr. Ka Yu. This percentage is based on 115,000,000 post forward stock split shares of Common Stock issued and outstanding as at March 9, 2007.

          (b) Mr. Ka Yu has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of 4,000,000 post forward stock split shares of Common Stock, which he directly owns and 75,000 shares underlying stock options which have vested and/or are exercisable within 60 days. In addition, Mr. Yu is deemed to have shared power to vote or direct the vote and shares power to dispose or direct the disposition of 3,000,000 shares, which are owned directly by his wife, Ms. Hui Wang.

          (c) Except as otherwise described herein, and to the knowledge of Mr. Ka Yu, Mr. Yu has not affected any transaction in the Common Stock during the past sixty (60) days.

          (d) Except as otherwise described herein, and to the knowledge of Mr. Ka Yu, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the Common Stock owned by Mr. Ka Yu.

          (e) It is inapplicable for the purpose herein to state the date on which Mr. Ka Yu ceased to be an owner of more than five percent (5%) of the Common Stock.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

          Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Ka Yu and any other person with respect to the voting or disposition of the shares of Common Stock beneficially owned by Mr. Ka Yu.


Item 7.   MATERIAL TO BE FILED AS EXHIBITS

          Not Applicable as there are no exhibits to be filed with this Schedule 13D.

CUSIP NO.: 82934C 10 2                   13D                   Page 5 of 5 Pages


                                    SIGNATURE
                                    ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 17, 2007                              /s/ Ka Yu
                                                  -----------------------------
                                                       Ka Yu